Exhibit 99.1

FOR IMMEDIATE RELEASE

Semtech Corporation and Sierra Wireless Receive Second Requests from DOJ

Under Hart-Scott-Rodino Act

Camarillo, Calif., and Vancouver, British Columbia, October 18, 2022 – Semtech Corporation (Nasdaq: SMTC) and Sierra Wireless, Inc. (Nasdaq: SWIR) (TSX: SW) today announced that each company has received a request for additional information and documentary material (commonly known as a “second request”) from the U.S. Department of Justice (the “DOJ”) in connection with Semtech’s previously announced acquisition of Sierra Wireless. The second requests were issued under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

Issuance of the second requests extends the waiting period under the HSR Act until 30 days after Semtech and Sierra Wireless have substantially complied with the second requests, unless that period is extended voluntarily by the parties or otherwise terminated by the DOJ. Semtech and Sierra Wireless believe the transaction will benefit customers of both companies and are cooperating fully with the DOJ in order to facilitate its review. Semtech and Sierra Wireless look forward to continuing to work with the DOJ to resolve their open questions and bring their review to a close.

Of further note, Semtech received a no action letter from the Canadian Competition Bureau on October 3, 2022, satisfying the Competition Act Approval condition to closing.

The parties are working to close the transaction as expeditiously as possible, within the timeframe initially provided under the arrangement agreement, which (inclusive of extensions) ends no later than March 3, 2023, unless extended further by mutual agreement of the parties.

About Semtech Corporation

Semtech Corporation is a leading global supplier of high performance analog and mixed-signal semiconductors and advanced algorithms for infrastructure, high-end consumer and industrial equipment. Semtech’s products are designed to benefit the engineering community as well as the global community. Semtech is dedicated to reducing the impact it, and its products, have on the environment. Internal green programs seek to reduce waste through material and manufacturing control, use of green technology and designing for resource reduction. Publicly traded since 1967, Semtech is listed on the Nasdaq Global Select Market under the symbol SMTC.

About Sierra Wireless

Sierra Wireless (Nasdaq: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is a global partner customers trust to deliver them their next IoT solution.

Investors & Communications Contacts

Semtech

Julie McGee

Chief Marketing Officer

jmcgee@semtech.com

503-830-3306

Anojja Shah

VP, Investor Relations

anojja.shah@semtech.com

630-390-6413

Sierra Wireless

Louise Matich

Senior Corporate Communications Lead

pr@sierrawireless.com

Sean Fallis

Vice President, Finance

investor@sierrawireless.com

Forward-Looking and Cautionary Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” within the meaning of Canadian securities legislation (collectively, “forward-looking statements”), and is based on management’s current expectations, estimates and projections regarding future events. Forward-looking statements are statements other than historical information or statements of current condition and, as used in this press release, relate to matters such as, among others, the consummation of the proposed transaction and the expected timing thereof, the synergies and other benefits to be realized if the proposed transaction is consummated, including the impact on Semtech’s revenues, non-GAAP EPS, IoT SAM and addressable market, and Semtech’s ability to grow its business, optimize its product portfolio and achieve its sustainability goals. Statements containing words such as “may,” “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “should,” “will,” “designed to,” or “projections,” or other similar expressions also constitute forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results and events to differ from those expressed or implied by such forward-looking statements. Potential factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the failure to obtain regulatory approvals required for the closing of the proposed transaction; the failure to satisfy the conditions to the closing of the proposed transaction; potential legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement; the risk that the proposed transaction will not be consummated within the expected time period, or at all; the uncertainty surrounding the impact and duration of supply chain constraints and any associated disruptions; the uncertainty surrounding the impact and duration of the COVID-19 pandemic; worldwide economic and political disruptions as a result of current macroeconomic conditions or the ongoing conflict between Russia and Ukraine; competitive changes in the marketplace including, but not limited to, the pace of growth or adoption rates of applicable products or technologies; downturns in the business cycle; and the additional risk factors set forth in Semtech’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“the SEC”) (www.sec.gov) on March 16, 2022 and Sierra Wireless’ Annual Information Form included as part of Sierra Wireless’ Form 40-F filed with the SEC on March 18, 2022 and available under Sierra Wireless’ profile on SEDAR (www.sedar.com), in each case, as such risk factors may be updated, amended or superseded from time to time by subsequent reports that Semtech or Sierra Wireless files with the SEC. These forward-looking statements are made as of the date of this press release and Semtech and Sierra Wireless assume no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law.